Appendix A

Fund	Operating Expense Limit	Effective Date	Initial Term End Date
Arrow DWA Tactical ETF	1.40%	September 25, 2014	November 30, 2015
Arrow QVM Equity Factor ETF	0.65%	January 15, 2015	May 31, 2016
Arrow Dogs of the World ETF	0.65%	December 15, 2017	December 31, 2018
Arrow DWA Country Rotation ETF	0.75%	December 15, 2017	December 31, 2018